

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2023

Qiong Jin
Chief Executive Officer
Golden Heaven Group Holdings Ltd.
No. 8 Banhouhaichuan Rd
Xiqin Town, Yanping District
Nanping City, Fujian Province, China 353001

       Re: Golden Heaven Group Holdings Ltd.
           Amendment No. 1 to Registration Statement on Form F-1
           Filed February 17, 2023
           File No. 333-268166

Dear Qiong Jin:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 30, 2022 letter.

Amendment No. 1 to Registration Statement on Form F-1

Risk Factors, page 14

1.   We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial

> condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

Report of Independent Registered Public Accounting Firm, page F-2

2.   Please make arrangements with your auditor for them to revise their audit report to also cover your consolidated balance sheet as of September 30, 2021 and your consolidated statement of operations and comprehensive income (loss), consolidated statement of stockholders' equity and consolidated statement of cash flows for the year then ended, and the related notes. Refer to Item 8.A of Form 20-F.

 You may contact Nasreen Mohammed at 202-551-3773 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Donald Field at 202-551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ying Li